UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

BGM Group Ltd Announces the Completion of Strategic Acquisition

Reference is made to the Form 6-K filing that BGM Group Ltd (the “Company” or “BGM”) filed on November 29, 2024, in relation to the contemplated acquisition of 100% equity interest of Patriton Limited (the “Target Company”). Today BGM announces that the acquisition has been successfully consummated. In accordance with the Agreement dated November 27, 2024, BGM has acquired all of the equity interests of the Target Company, which comprises of RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Technology”) and Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”).

As consideration for this acquisition, BGM issued 69,995,661 of its Class A ordinary shares to AIX Inc. at a price of US$2.00 per share. Upon the closing of the transaction, AIX now holds approximately 72% of BGM’s outstanding ordinary shares, which represents 3.4% of the voting power of BGM.

Consequently, BGM has obtained full control of RONS Technology and its subsidiaries. The Company looks forward to leveraging the synergies and opportunities presented by the newly acquired Target Company to drive future value creation for its shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer